      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 1999


                                                      REGISTRATION NO. 333-71279
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           -------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                           -------------------------

                            NTL COMMUNICATIONS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


            DELAWARE                     4899                      52-1822078
(STATE OR OTHER JURISDICTION (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
              OF             CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)
      INCORPORATION OR           110 EAST 59TH STREET
         ORGANIZATION)         NEW YORK, NEW YORK 10022
                                    (212) 906-8440
            (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

        RICHARD J. LUBASCH, ESQ.                           COPY TO:
         SENIOR VICE PRESIDENT,                     THOMAS H. KENNEDY, ESQ.
      GENERAL COUNSEL AND SECRETARY        SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
            NTL INCORPORATED                           919 THIRD AVENUE
          110 EAST 59TH STREET                     NEW YORK, NEW YORK 10022
        NEW YORK, NEW YORK 10022                        (212) 735-3000
             (212) 906-8440
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND
             TELEPHONE NUMBER,
    INCLUDING AREA CODE, OF AGENT FOR
                  SERVICE)

                           -------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:   As soon
as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

                           -------------------------

     THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



     This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-71279) of NTL Communications Corp. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of filing additional exhibits to the registration statement and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission. After giving effect to this amendment, the registration statement consists of the registration statement as filed with the commission at the time it became effective on April 29, 1999, as supplemented by this amendment.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), the Company's Amended and Restated Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability under Section 174 of the DGCL or liability for a breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate the rights of the Company and its stockholders (through stockholders, derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above.

     The Company's Restated By-laws provide that directors and officers of the Company shall be indemnified against liabilities arising from their service as directors and officers to the full extent permitted by law. Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the fight of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent that a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     The Company has entered into a director and officer indemnity agreement ("Indemnity Agreement") with each officer and director of the Company (an "Indemnitee"). Under the bylaws and these Indemnity Agreements, the Company must indemnify an Indemnitee to the fullest extent permitted by the DGCL for losses and expenses incurred in connection with actions in which the indemnitee is involved by reason of having been a director or officer of the Company. The Company is also obligated to advance expenses an indemnitee may incur in connection with such actions before any resolution of the action.

ITEM 21.   EXHIBITS

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    1.1   Purchase Agreement, dated October 26, 1998, by and among the
          Company and Morgan Stanley & Co. Incorporated, Chase
          Securities Inc., Donaldson, Lufkin & Jenrette Securities
          Corporation and Goldman, Sachs & Co., with respect to the
          11 1/2% Notes
    1.2   Purchase Agreement, dated October 30, 1998, by and among the
          Company and Morgan Stanley & Co. Incorporated, Chase
          Securities Inc., Donaldson, Lufkin & Jenrette Securities
          Corporation and Goldman, Sachs & Co., with respect to the
          12 3/8% Notes
    3.1   Restated Certificate of Incorporation of the Company(13)
    3.1(a) Certificate of Ownership and Merger, dated as of March 26,
          1997(6)
    3.2   Restated By-laws of the Company(1)
    4.1   Indenture, dated as of November 2, 1998, by and between the
          Company and The Chase Manhattan Bank, as Trustee, with
          respect to the 11 1/2% Notes(13)
    4.2   Indenture, dated as of November 6, 1998, by and between the
          Company and The Chase Manhattan Bank, as Trustee, with
          respect to the 12 3/8% Notes(13)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    4.3   Registration Rights Agreement, dated as of November 2, 1998, by and among the Company and Morgan Stanley & Co.
          Incorporated, Chase Securities Inc., Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman, Sachs & Co.
          with respect to the 11 1/2% Notes(13)
    4.4   Registration Rights Agreement, dated as of November 6, 1998, by and among the Company and Morgan Stanley & Co.
          Incorporated, Chase Securities Inc., Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman, Sachs & Co.
          with respect to the 12 3/8% Notes(13)
    4.5   Indenture, dated as of February 12, 1997, by and between the
          Company and The Chase Manhattan Bank, as Trustee, with
          respect to the 10% Notes(10)
    4.6   Certificate of Designation, dated February 12, 1997, with
          respect to the Redeemable Preferred Stock(10)
    4.7   Registration Rights Agreement, dated February 12, 1997, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation, Chase Securities Inc. and Merrill
          Lynch, Pierce, Fenner & Smith Incorporated with respect to the 10% Notes(10)
    4.8   Registration Rights Agreement, dated February 12, 1997, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation, Chase Securities Inc. and Merrill
          Lynch, Pierce, Fenner & Smith Incorporated with respect to the Redeemable Preferred Stock(10)
    4.9   Form of 11 1/2% New Notes (included in Exhibit 4.1)
    4.10  Form of 12 3/8% New Notes (included in Exhibit 4.2)
    4.11  Indenture, dated as of June 12, 1996, by and between the
          Company and Chemical Bank, as Trustee, with respect to the
          7% Convertible Notes(8)
    4.12  Registration Rights Agreement, dated June 12, 1996, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation and Salomon Brothers Inc, with
          respect to the 7% Convertible Notes(8)
    4.13  Indenture, dated as of January 30, 1996, by and among the
          Company and Chemical Bank, as Trustee, with respect to the
          11 1/2% Notes(7)
    4.14  Registration Rights Agreement, dated January 30, 1996, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation, Salomon Brothers Inc and Chase
          Securities, Inc., with respect to the 11 1/2% Notes(7)
    4.15  Indenture, dated as of April 20, 1995, by and among the
          Company and Chemical Bank, as Trustee, with respect to the
          12 3/4% Notes(2)
    4.16  First Supplemental Indenture, dated as of January 22, 1996, by and among the Company and Chemical Bank, as Trustee with respect to the Indenture included as Exhibit 4.19(7)
    4.17  Registration Agreement, dated April 13, 1995 by and among the Company and Salomon Brothers Inc, Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman, Sachs & Co.,
          with respect to the 12 3/4% Notes(2)
    4.18  Indenture, dated as of April 20, 1995, by and among the
          Company and Chemical Bank, as Trustee, with respect to the
          7 1/4% Convertible Notes(3)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    4.19  Registration Agreement, dated April 12, 1995, by and among the Company and Salomon Brothers Inc, Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman Sachs & Co.,
          with respect to the 7 1/4% Convertible Notes(3)
    4.20  Indenture, dated as of October 1, 1993, by and among the
          Company and Chemical Bank, as Trustee with respect to the
          10 7/8% Senior Notes(4)
    4.21  First Supplemental Indenture, dated January 23, 1996, by and among the Company and Chemical Bank, as Trustee, with
          respect to the Indenture included as Exhibit 4.24(7)
    4.22  Rights Agreement, dated as of October 1, 1993, between the
          Company and Continental Transfer & Trust Company, as Rights
          Agent(1)
    4.23  Indenture, dated as of November 15, 1995, between Comcast
          U.K. Cable Partners Limited and Bank of Montreal Trust
          Company, as Trustee, with respect to the 11.20% Senior
          Discount Debentures Due 2007 of Comcast U.K. Cable Partners
          Limited.(12)
    5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          the legality of the notes being registered hereby
   10.1   Compensation Plan Agreements, as amended and restated
          effective June 3, 1997(11)
   10.2   Form of Director and Officer Indemnity Agreement (together with a schedule of executed Indemnity Agreements)(2)
   11.1   Statement of computation of per share earnings(11)
   12.1   Computation of Ratio of Earnings to Fixed Charges and
          Combined Fixed Charges and Preferred Stock Dividends
   21.1   Subsidiaries of the Company(11)
   23.1   Consent of Ernst & Young, LLP*
   23.2   Consent of Deloitte & Touche LLP*
   23.3   Consent of Deloitte & Touche -- Birmingham*
   23.4   Consent of Deloitte & Touche -- London*
   23.5   Consent of Deloitte & Touche -- Comtel*
   23.6   Consent of Coopers & Lybrand -- ComTel*
   23.7   Consent of KPMG -- Diamond*
   23.8   Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)
   24.1   Powers of Attorney (included in the signature page to this
          Registration Statement)
   25.1   Form T-1 Statement of Eligibility of Trustee with respect to
          Indenture included as Exhibit 4.1
   25.2   Form T-1 Statement of Eligibility of Trustee with respect to
          Indenture included as Exhibit 4.2
   99.1   Form of Letter of Transmittal in respect of the Notes*
   99.2   Form of Notice of Guaranteed Delivery*

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.3   Form of Letter to Client*
   99.4   Form of Letter to Brokers, Dealers, Trust Companies and
          others Nominees*
   99.5   Prescribed Diffusion Service License, dated July 21, 1987, issued to British Cable Services Limited (now held by
          CableTel Surrey and Hampshire Limited) for the area of West
          Surrey and East Hampshire, England(5)
   99.6   Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Inverclyde, Scotland(5)
   99.7   Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Bearsden and Milngavie, Scotland(5)
   99.8   Prescribed Diffusion Service License, dated December 3,
          1990, issued to Newport Cablevision Limited (renamed
          CableTel Newport) for the area of Newport, Wales(5)
   99.9   Prescribed Diffusion Service License, dated July 10, 1984, issued to Clyde Cablevision (renamed CableTel Glasgow) for the area of North Glasgow and Clydebank, Strathclyde,
          Scotland(5)
   99.10  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Greater Glasgow, Scotland(5)
   99.11  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Paisley and Renfrew, Scotland(5)
   99.12  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Cable and Satellite Television Holdings Ltd
          (renamed CableTel West Glamorgan Limited) for the area of
          West Glamorgan, Wales(5)
   99.13  Prescribed Diffusion Service License, dated December 3,
          1990, issued to British Cable Services Limited for the area of Cardiff and Penarth, Wales (now held by CableTel Cardiff
          Limited)(5)
   99.14  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Kirklees Cable (renamed CableTel Kirklees)
          for the area of Huddersfield and Dewsbury, West Yorkshire,
          England(5)
   99.15  Prescribed Diffusion Service License, dated December 3,
          1990, issued to CableVision Communications Company of
          Hertfordshire Ltd (renamed CableTel Hertfordshire Limited)
          for the area of Broxbourne and East Hertfordshire,
          England(5)
   99.16  Prescribed Diffusion Service License, dated December 3,
          1990, issued to CableVision Communications Company Ltd
          (renamed CableTel Central Hertfordshire Limited) for the
          area of Central Hertfordshire, England(5)
   99.17  Prescribed Diffusion Service License, dated March 26, 1990, issued to CableVision Bedfordshire Limited (renamed CableTel
          Bedfordshire Ltd.) for the area of Luton and South
          Bedfordshire(5)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.18  Prescribed Diffusion Service License, dated December 3,
          1990, issued to CableVision North Bedfordshire Ltd (renamed
          CableTel North Bedfordshire Ltd.) for the area of North
          Bedfordshire, England(5)
   99.19  Local Delivery Service License, dated October 2, 1995, issued to CableTel Northern Ireland Limited for Northern
          Ireland(5)
   99.20  Local Delivery Service License, dated December 6, 1995, issued to CableTel South Wales Limited for Glamorgan and
          Gwent, Wales(5)
   99.21  Local Delivery Service License, dated March 13, 1991, issued to Maxwell Cable TV Limited for Pembroke Dock, Dyfed, Wales
          (now held by Metro South Wales Limited)(5)
   99.22  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Camarthen, Wales (now held by Metro South Wales Limited)(5)
   99.23  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Milford Haven, Wales (now
          held by Metro South Wales Limited)(5)
   99.24  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Cwmgors (Amman Valley), West
          Glamorgan, Wales(5)
   99.25  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Ammanford, West Glamorgan,
          Wales(5)
   99.26  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Brecon, Gwent, Wales(5)
   99.27  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Haverfordwest, Preseli,
          Wales(5)
   99.28  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Neyland, Preseli, Wales (now
          held by Metro South Wales Limited)(5)
   99.29  License, dated January 11, 1991, issued to Cablevision
          Communications Company of Hertfordshire Ltd (renamed
          CableTel Hertfordshire Limited) for the Hertford, Cheshunt
          and Ware (Lea Valley) cable franchise, England(5)
   99.30  License, dated December 8, 1990, issued to Cablevision
          Communications Company Limited for Central Hertfordshire
          (renamed CableTel Central Hertfordshire Limited), England(5)
   99.31  License, dated August 23, 1989, issued to Cablevision
          Bedfordshire Limited for Bedford and surrounding areas,
          England(5)
   99.32  License, dated January 9, 1991, issued to Cablevision North
          Bedfordshire Ltd for North Bedfordshire, England(5)
   99.33  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Inverclyde Cable
          Franchise, Scotland(5)
   99.34  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Bearsden and Milngavie
          Cable Franchise, Scotland(5)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.35  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Paisley and Renfrew Cable
          Franchise, Scotland(5)
   99.36  License, dated June 7, 1985, issued to Clyde Cablevision Ltd
          (renamed CableTel Glasgow) for North West Glasgow and
          Clydebank, Scotland(5)
   99.37  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Greater Glasgow cable
          franchise, Scotland(5)
   99.38  License, dated October 13, 1993, issued to Insight
          Communications Cardiff Limited (renamed CableTel Cardiff
          Limited) for Cardiff, Wales(5)
   99.39  License, dated January 22, 1991, issued to Newport
          Cablevision Limited (renamed CableTel Newport), for Newport
          Cable franchise Wales(5)
   99.40  License, dated May 18, 1990, issued to Cable and Satellite
          Television Holdings Limited (renamed CableTel West
          Glamorgan) for West Glamorgan, Wales(5)
   99.41  License, dated December 20, 1990, issued to Kirklees Cable
          (renamed CableTel Kirklees) for the Huddersfield and
          Dewsbury cable franchise, England(5)
   99.42  License, dated October 13, 1993, issued to Insight
          Communications Guildford Limited (renamed CableTel Surrey
          and Hampshire Limited) for the West Surrey/East Hampshire
          (Guildford) Cable Franchise, England(5)
   99.43  License, dated January 20, 1995, issued to CableTel
          Bedfordshire Ltd. for the area of South Bedfordshire,
          England(5)
   99.44  License, dated January 20, 1995, issued to CableTel North
          Bedfordshire Ltd. for the area of Bedford, England(5)
   99.45  License, dated January 20, 1992, issued to Cable and
          Satellite Television Holdings Limited (renamed CableTel West
          Glamorgan Limited) for the area of Swansea, Neath and Port
          Talbot, Wales(5)
   99.46  License, dated January 20, 1995, issued to Cabletel
          Hertfordshire Ltd. for the area of Hertford, Cheshunt and
          Ware (Lea Valley), England(5)
   99.47  License, dated January 20, 1995, issued to Cabletel Central
          Hertfordshire Ltd. for the area of Central Hertfordshire,
          England(5)
   99.48  License, dated July 21, 1995, issued to CableTel Kirklees(5)
   99.49  License, dated June 8, 1995, issued to CableTel Bedfordshire
          Ltd.(5)
   99.50  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Neyland, Wales(5)
   99.51  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Cwmgors, Wales(5)
   99.52  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Ammanford, Wales(5)
   99.53  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Carmarthen, Wales(5)
   99.54  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Haverfordwest, Wales(5)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.55  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Pembroke Dock, Wales(5)
   99.56  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Milford Haven, Wales(5)
   99.57  License, dated October 27, 1995, issued to CableTel South
          Wales Limited for the area of Glamorgan and Gwent, Wales(5)
   99.58  License, dated January 26, 1996, issued to Cabletel South
          Wales Limited, for part of the Glamorgan area(5)
   99.59  License, dated November 3, 1997, issued to NTL (UK) Group,
          Inc. for the Provision of Radio Fixed Access Operator
          Services(10)
   99.60  Agreement and Plan of Amalgamation; Undertaking of Comcast
          Corporation; Undertaking of Warburg, Pincus Investors,
          L.P.(11)

---------------

   *  Previously filed.

 (1) Incorporated by reference from the Company's Registration Statement on Form S-1, File No. 33-63570.
 (2) Incorporated by reference from the Company's Registration Statement on Form S-4, File No. 33-92794.
 (3) Incorporated by reference from the Company's Registration Statement on Form S-3, File No. 33-92792.
 (4) Incorporated by reference from the Company's Registration Statement on Form S-1, File No. 33-63572.
 (5) Incorporated by reference from the Company's Form 8-K, filed with the Commission on March 20, 1996.
 (6) Incorporated by reference from the Company's Form 8-K, filed with the Commission on March 26, 1997.
 (7) Incorporated by reference to the Company's Registration Statement on Form S-4, File No. 333-1010.
 (8) Incorporated by reference to the Company's Registration Statement on Form S-3, File No. 333-07879.
 (9) Incorporated by reference to the Company's Registration Statement on Form S-3, File No. 333-16751.
(10) Incorporated by reference to the Company's Annual Report on Form 10-K, filed on March 28, 1997.
(11) Incorporated by reference to the Company's Annual Report on Form 10-K, filed with the Commission on March 30, 1998.
(12) Incorporated by reference to the Registration Statement on Form S-3, File No. 33-96932, of Comcast U.K. Cable Partners Limited.
(13) Incorporated by reference to the Company's Annual Report on Form 10-K, filed with the Commission on March 31, 1999.

     ITEM 22.   UNDERTAKINGS

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on the 4th day of May, 1999.

                                          NTL Communications Corp.


                                          By     /s/ RICHARD J. LUBASCH

                                            ------------------------------------
                                             Richard J. Lubasch
                                             Senior Vice President --

                                             General Counsel and Secretary


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                              TITLE                       DATE
             ---------                              -----                       ----
*                                    Chairman of the Board, Treasurer       May 4, 1999
-----------------------------------    and Director
George S. Blumenthal

*                                    President, Chief Executive and         May 4, 1999
-----------------------------------    Financial Officer and Director
J. Barclay Knapp

*                                    Vice President -- Controller           May 4, 1999
-----------------------------------
Gregg Gorelick

*                                    Director                               May 4, 1999
-----------------------------------
Sidney R. Knafel

*                                    Director                               May 4, 1999
-----------------------------------
Ted H. McCourtney

*                                    Director                               May 4, 1999
-----------------------------------
Del Mintz

*                                    Director                               May 4, 1999
-----------------------------------
Alan J. Patricof

*                                    Director                               May 4, 1999
-----------------------------------
Warren Potash

             SIGNATURE                              TITLE                       DATE
             ---------                              -----                       ----
*                                    Director                               May 4, 1999
-----------------------------------
Michael S. Willner

*                                    Director                               May 4, 1999
-----------------------------------
Robert T. Goad



     * Richard J. Lubasch, by signing his name hereto, does hereby execute this registration statement on behalf of the officers and directors of the registrant indicated above by asterisks, pursuant to powers of attorney duly executed by the officers and directors and filed as exhibits to the registration statement.



                                          By:    /s/ RICHARD J. LUBASCH

                                            ------------------------------------

                                              Richard J. Lubasch


                                              Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    1.1   Purchase Agreement, dated October 26, 1998, by and among the
          Company and Morgan Stanley & Co. Incorporated, Chase
          Securities Inc., Donaldson, Lufkin & Jenrette Securities
          Corporation and Goldman, Sachs & Co., with respect to the
          11 1/2% Notes

    1.2   Purchase Agreement, dated October 30, 1998, by and among the
          Company and Morgan Stanley & Co. Incorporated, Chase
          Securities Inc., Donaldson, Lufkin & Jenrette Securities
          Corporation and Goldman, Sachs & Co., with respect to the 12 3/8% Notes
    3.1   Restated Certificate of Incorporation of the Company(13)
    3.1(a) Certificate of Ownership and Merger, dated as of March 26,
          1997(6)
    3.2   Restated By-laws of the Company(1)
    4.1 Indenture, dated as of November 2, 1998, by and between the Company and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/2% Notes(13)
    4.2 Indenture, dated as of November 6, 1998, by and between the Company and The Chase Manhattan Bank, as Trustee, with respect to the 12 3/8% Notes(13)
    4.3 Registration Rights Agreement, dated as of November 2, 1998, by and among the Company and Morgan Stanley & Co.
          Incorporated, Chase Securities Inc., Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman, Sachs & Co.
          with respect to the 11 1/2% Notes(13)
    4.4 Registration Rights Agreement, dated as of November 6, 1998, by and among the Company and Morgan Stanley & Co.
          Incorporated, Chase Securities Inc., Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman, Sachs & Co.
          with respect to the 12 3/8% Notes(13)
    4.5 Indenture, dated as of February 12, 1997, by and between the Company and The Chase Manhattan Bank, as Trustee, with respect to the 10% Notes(10)
    4.6 Certificate of Designation, dated February 12, 1997, with respect to the Redeemable Preferred Stock(10)
    4.7 Registration Rights Agreement, dated February 12, 1997, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation, Chase Securities Inc. and Merrill
          Lynch, Pierce, Fenner & Smith Incorporated with respect to the 10% Notes(10)
    4.8 Registration Rights Agreement, dated February 12, 1997, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation, Chase Securities Inc. and Merrill
          Lynch, Pierce, Fenner & Smith Incorporated with respect to the Redeemable Preferred Stock(10)
    4.9   Form of 11 1/2% New Notes (included in Exhibit 4.1)
    4.10  Form of 12 3/8% New Notes (included in Exhibit 4.2)
    4.11 Indenture, dated as of June 12, 1996, by and between the Company and Chemical Bank, as Trustee, with respect to the 7% Convertible Notes(8)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    4.12  Registration Rights Agreement, dated June 12, 1996, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation and Salomon Brothers Inc, with
          respect to the 7% Convertible Notes(8)
    4.13  Indenture, dated as of January 30, 1996, by and among the
          Company and Chemical Bank, as Trustee, with respect to the
          11 1/2% Notes(7)
    4.14  Registration Rights Agreement, dated January 30, 1996, by and among the Company and Donaldson, Lufkin & Jenrette
          Securities Corporation, Salomon Brothers Inc and Chase
          Securities, Inc., with respect to the 11 1/2% Notes(7)
    4.15  Indenture, dated as of April 20, 1995, by and among the
          Company and Chemical Bank, as Trustee, with respect to the
          12 3/4% Notes(2)
    4.16  First Supplemental Indenture, dated as of January 22, 1996, by and among the Company and Chemical Bank, as Trustee with respect to the Indenture included as Exhibit 4.19(7)
    4.17  Registration Agreement, dated April 13, 1995 by and among the Company and Salomon Brothers Inc, Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman, Sachs & Co.,
          with respect to the 12 3/4% Notes(2)
    4.18  Indenture, dated as of April 20, 1995, by and among the
          Company and Chemical Bank, as Trustee, with respect to the
          7 1/4% Convertible Notes(3)
    4.19  Registration Agreement, dated April 12, 1995, by and among the Company and Salomon Brothers Inc, Donaldson, Lufkin &
          Jenrette Securities Corporation and Goldman Sachs & Co.,
          with respect to the 7 1/4% Convertible Notes(3)
    4.20  Indenture, dated as of October 1, 1993, by and among the
          Company and Chemical Bank, as Trustee with respect to the
          10 7/8% Senior Notes(4)
    4.21  First Supplemental Indenture, dated January 23, 1996, by and among the Company and Chemical Bank, as Trustee, with
          respect to the Indenture included as Exhibit 4.24(7)
    4.22  Rights Agreement, dated as of October 1, 1993, between the
          Company and Continental Transfer & Trust Company, as Rights
          Agent(1)
    4.23  Indenture, dated as of November 15, 1995, between Comcast
          U.K. Cable Partners Limited and Bank of Montreal Trust
          Company, as Trustee, with respect to the 11.20% Senior
          Discount Debentures Due 2007 of Comcast U.K. Cable Partners
          Limited.(12)
    5.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to
          the legality of the notes being registered hereby
   10.1   Compensation Plan Agreements, as amended and restated
          effective June 3, 1997(11)
   10.2   Form of Director and Officer Indemnity Agreement (together with a schedule of executed Indemnity Agreements)(2)
   11.1   Statement of computation of per share earnings(11)
   12.1   Computation of Ratio of Earnings to Fixed Charges and
          Combined Fixed Charges and Preferred Stock Dividends
   21.1   Subsidiaries of the Company(11)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   23.1   Consent of Ernst & Young, LLP*
   23.2   Consent of Deloitte & Touche LLP*
   23.3   Consent of Deloitte & Touche -- Birmingham*
   23.4   Consent of Deloitte & Touche -- London*
   23.5   Consent of Deloitte & Touche -- Comtel*
   23.6   Consent of Coopers & Lybrand -- ComTel*
   23.7   Consent of KPMG -- Diamond*
   23.8   Consent of Skadden, Arps, Slate, Meagher & Flom LLP
          (included in Exhibit 5.1)
   24.1   Powers of Attorney (included on the signature page to this
          Registration Statement)
   25.1   Form T-1 Statement of Eligibility of Trustee with respect to
          Indenture included as Exhibit 4.1
   25.2   Form T-1 Statement of Eligibility of Trustee with respect to
          Indenture included as Exhibit 4.2
   99.1   Form of Letter of Transmittal in respect of the Notes*
   99.2   Form of Notice of Guaranteed Delivery*
   99.3   Form of Letter to Client*
   99.4   Form of Letter to Brokers, Dealers, Trust Companies and
          others Nominees*
   99.5   Prescribed Diffusion Service License, dated July 21, 1987, issued to British Cable Services Limited (now held by
          CableTel Surrey and Hampshire Limited) for the area of West
          Surrey and East Hampshire, England(5)
   99.6   Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Inverclyde, Scotland(5)
   99.7   Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Bearsden and Milngavie, Scotland(5)
   99.8   Prescribed Diffusion Service License, dated December 3,
          1990, issued to Newport Cablevision Limited (renamed
          CableTel Newport) for the area of Newport, Wales(5)
   99.9   Prescribed Diffusion Service License, dated July 10, 1984, issued to Clyde Cablevision (renamed CableTel Glasgow) for the area of North Glasgow and Clydebank, Strathclyde,
          Scotland(5)
   99.10  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Greater Glasgow, Scotland(5)
   99.11  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Clyde Cablevision (renamed CableTel Glasgow)
          for the area of Paisley and Renfrew, Scotland(5)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.12  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Cable and Satellite Television Holdings Ltd
          (renamed CableTel West Glamorgan Limited) for the area of
          West Glamorgan, Wales(5)
   99.13  Prescribed Diffusion Service License, dated December 3,
          1990, issued to British Cable Services Limited for the area of Cardiff and Penarth, Wales (now held by CableTel Cardiff
          Limited)(5)
   99.14  Prescribed Diffusion Service License, dated December 3,
          1990, issued to Kirklees Cable (renamed CableTel Kirklees)
          for the area of Huddersfield and Dewsbury, West Yorkshire,
          England(5)
   99.15  Prescribed Diffusion Service License, dated December 3,
          1990, issued to CableVision Communications Company of
          Hertfordshire Ltd (renamed CableTel Hertfordshire Limited)
          for the area of Broxbourne and East Hertfordshire,
          England(5)
   99.16  Prescribed Diffusion Service License, dated December 3,
          1990, issued to CableVision Communications Company Ltd
          (renamed CableTel Central Hertfordshire Limited) for the
          area of Central Hertfordshire, England(5)
   99.17  Prescribed Diffusion Service License, dated March 26, 1990, issued to CableVision Bedfordshire Limited (renamed CableTel
          Bedfordshire Ltd.) for the area of Luton and South
          Bedfordshire(5)
   99.18  Prescribed Diffusion Service License, dated December 3,
          1990, issued to CableVision North Bedfordshire Ltd (renamed
          CableTel North Bedfordshire Ltd.) for the area of North
          Bedfordshire, England(5)
   99.19  Local Delivery Service License, dated October 2, 1995, issued to CableTel Northern Ireland Limited for Northern
          Ireland(5)
   99.20  Local Delivery Service License, dated December 6, 1995, issued to CableTel South Wales Limited for Glamorgan and
          Gwent, Wales(5)
   99.21  Local Delivery Service License, dated March 13, 1991, issued to Maxwell Cable TV Limited for Pembroke Dock, Dyfed, Wales
          (now held by Metro South Wales Limited)(5)
   99.22  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Camarthen, Wales (now held by Metro South Wales Limited)(5)
   99.23  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Milford Haven, Wales (now
          held by Metro South Wales Limited)(5)
   99.24  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Cwmgors (Amman Valley), West
          Glamorgan, Wales(5)
   99.25  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Ammanford, West Glamorgan,
          Wales(5)
   99.26  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Brecon, Gwent, Wales(5)
   99.27  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Haverfordwest, Preseli,
          Wales(5)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.28  Local Delivery Service License, dated March 15, 1991, issued to Maxwell Cable TV Limited for Neyland, Preseli, Wales (now
          held by Metro South Wales Limited)(5)
   99.29  License, dated January 11, 1991, issued to Cablevision
          Communications Company of Hertfordshire Ltd (renamed
          CableTel Hertfordshire Limited) for the Hertford, Cheshunt
          and Ware (Lea Valley) cable franchise, England(5)
   99.30  License, dated December 8, 1990, issued to Cablevision
          Communications Company Limited for Central Hertfordshire
          (renamed CableTel Central Hertfordshire Limited), England(5)
   99.31  License, dated August 23, 1989, issued to Cablevision
          Bedfordshire Limited for Bedford and surrounding areas,
          England(5)
   99.32  License, dated January 9, 1991, issued to Cablevision North
          Bedfordshire Ltd for North Bedfordshire, England(5)
   99.33  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Inverclyde Cable
          Franchise, Scotland(5)
   99.34  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Bearsden and Milngavie
          Cable Franchise, Scotland(5)
   99.35  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Paisley and Renfrew Cable
          Franchise, Scotland(5)
   99.36  License, dated June 7, 1985, issued to Clyde Cablevision Ltd
          (renamed CableTel Glasgow) for North West Glasgow and
          Clydebank, Scotland(5)
   99.37  License, dated January 29, 1991, issued to Clyde Cablevision
          (renamed CableTel Glasgow) for the Greater Glasgow cable
          franchise, Scotland(5)
   99.38  License, dated October 13, 1993, issued to Insight
          Communications Cardiff Limited (renamed CableTel Cardiff
          Limited) for Cardiff, Wales(5)
   99.39  License, dated January 22, 1991, issued to Newport
          Cablevision Limited (renamed CableTel Newport), for Newport
          Cable franchise Wales(5)
   99.40  License, dated May 18, 1990, issued to Cable and Satellite
          Television Holdings Limited (renamed CableTel West
          Glamorgan) for West Glamorgan, Wales(5)
   99.41  License, dated December 20, 1990, issued to Kirklees Cable
          (renamed CableTel Kirklees) for the Huddersfield and
          Dewsbury cable franchise, England(5)
   99.42  License, dated October 13, 1993, issued to Insight
          Communications Guildford Limited (renamed CableTel Surrey
          and Hampshire Limited) for the West Surrey/East Hampshire
          (Guildford) Cable Franchise, England(5)
   99.43  License, dated January 20, 1995, issued to CableTel
          Bedfordshire Ltd. for the area of South Bedfordshire,
          England(5)
   99.44  License, dated January 20, 1995, issued to CableTel North
          Bedfordshire Ltd. for the area of Bedford, England(5)

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   99.45  License, dated January 20, 1992, issued to Cable and
          Satellite Television Holdings Limited (renamed CableTel West
          Glamorgan Limited) for the area of Swansea, Neath and Port
          Talbot, Wales(5)
   99.46  License, dated January 20, 1995, issued to Cabletel
          Hertfordshire Ltd. for the area of Hertford, Cheshunt and
          Ware (Lea Valley), England(5)
   99.47  License, dated January 20, 1995, issued to Cabletel Central
          Hertfordshire Ltd. for the area of Central Hertfordshire,
          England(5)
   99.48  License, dated July 21, 1995, issued to CableTel Kirklees(5)
   99.49  License, dated June 8, 1995, issued to CableTel Bedfordshire
          Ltd.(5)
   99.50  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Neyland, Wales(5)
   99.51  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Cwmgors, Wales(5)
   99.52  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Ammanford, Wales(5)
   99.53  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Carmarthen, Wales(5)
   99.54  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Haverfordwest, Wales(5)
   99.55  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Pembroke Dock, Wales(5)
   99.56  License, dated October 27, 1995, issued to Metro South Wales
          Limited for the area of Milford Haven, Wales(5)
   99.57  License, dated October 27, 1995, issued to CableTel South
          Wales Limited for the area of Glamorgan and Gwent, Wales(5)
   99.58  License, dated January 26, 1996, issued to Cabletel South
          Wales Limited, for part of the Glamorgan area(5)
   99.59  License, dated November 3, 1997, issued to NTL (UK) Group,
          Inc. for the Provision of Radio Fixed Access Operator
          Services(10)
   99.60  Agreement and Plan of Amalgamation; Undertaking of Comcast
          Corporation; Undertaking of Warburg, Pincus Investors,
          L.P.(11)

---------------
   *  Previously filed.

 **  To be filed by amendment.

 (1) Incorporated by reference from the Company's Registration Statement on Form S-1, File No. 33-63570.

 (2) Incorporated by reference from the Company's Registration Statement on Form S-4, File No. 33-92794.

 (3) Incorporated by reference from the Company's Registration Statement on Form S-3, File No. 33-92792.

 (4) Incorporated by reference from the Company's Registration Statement on Form S-1, File No. 33-63572.

 (5) Incorporated by reference from the Company's Form 8-K, filed with the Commission on March 20, 1996.

 (6) Incorporated by reference from the Company's Form 8-K, filed with the Commission on March 26, 1997.

 (7) Incorporated by reference to the Company's Registration Statement on Form S-4, File No. 333-1010.

 (8) Incorporated by reference to the Company's Registration Statement on Form S-3, File No. 333-07879.

 (9) Incorporated by reference to the Company's Registration Statement on Form S-3, File No. 333-16751.

(10) Incorporated by reference to the Company's Annual Report on Form 10-K, filed on March 28, 1997.

(11) Incorporated by reference to the Company's Annual Report on Form 10-K, filed with the Commission on March 30, 1998.

(12) Incorporated by reference to the Registration Statement on Form S-3, File No. 33-96932, of Comcast U.K. Cable Partners Limited.

(13) Incorporated by reference to the Company's Annual Report on Form 10-K, filed with the Commission on March 31, 1999.